EXHIBIT 12.1

1st United Bancorp, Inc.

Ratio of Earnings to Fixed Charges

	Years ended December 31,
	2012		2011		2010		2009		2008
Earnings available for fixed charges
Income before income taxes	$7,536		$5,954		$2,613		$4,847		$(2,111)
Add:
Fixed charges	5,414		6,457		7,846		8,576		10,253
Deduct:
Dividends on preferred stock	—		—		—		1,241		590
Total earnings available for fixed charges	$12,950		$12,411		$10,459		$12,182		$7,552

Fixed charges:
Total interest expense	$5,313		$6,349		$7,745		$7,246		$9,584
Interest portion of rent expense	101		108		101		89		79
Dividends on preferred stock	—		—		—		1,241		590
Total fixed charges	$5,414		$6,457		$7,846		$8,576		$10,253

Earnings to fixed charges	2.39	%X	1.92	%X	1.33	%X	1.42	%X	0.74	%X

For the year ending December 31, 2008, the deficiency in earnings to fixed charges was $2.6 million.